Exhibit 99.1

Farfetch, Alibaba Group and Richemont Form Global Partnership to Accelerate the Digitization of the Luxury Industry

-	Alibaba to launch Farfetch luxury shopping channels on Tmall Luxury Pavilion and Luxury Soho; will also invest in newly formed Farfetch China Joint Venture and in Farfetch Limited
-	Richemont to invest in newly formed Farfetch China Joint Venture and in Farfetch Limited; will also explore additional opportunities to work closely with Farfetch
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Farfetch and Alibaba to leverage their platforms and augmented retail technologies to accelerate the digitization of the luxury industry; also forming a Steering Group, joined by influential luxury leaders, Johann Rupert and François-Henri Pinault

-	Artemis to increase existing ownership in Farfetch with additional investment

November 5, 2020 – Farfetch (NYSE:FTCH), Alibaba Group (NYSE:BABA and HKSE: 9988) and Richemont (SWX:CFR) today announced a global strategic partnership to provide luxury brands with enhanced access to the China market as well as accelerate the digitization of the global luxury industry. Leveraging each company’s respective expertise and extensive reach, the partnership will bring luxury retail to the next generation by seamlessly integrating the digital and physical realms.

Farfetch to Launch on Alibaba’s Luxury Platforms in China

Farfetch will launch luxury shopping channels on Alibaba’s platforms, Tmall Luxury Pavilion and Luxury Soho, China's premier luxury and luxury outlet destination within the Tmall marketplace, as well as Alibaba's cross-border marketplace Tmall Global. The new channels expand the reach of Farfetch’s global luxury platform to Alibaba’s 757 million consumers, offering luxury brands a multi-brand solution through a single integration with Farfetch. This will provide luxury labels with a unique opportunity to elevate their brand awareness, while also significantly expanding their addressable market of luxury consumers through their participation on Farfetch’s global marketplace. For luxury consumers, this provides multiple ways to shop for their favorite brands either through the Farfetch integration, or through the already highly successful NET-A-PORTER integration on Tmall Luxury Pavilion.

Strategic Investments in Farfetch and Farfetch China

As part of the global partnership, Alibaba and Richemont will invest $600 million ($300 million each) in private convertible notes issued by Farfetch Limited. Alibaba and Richemont will also invest $500 million ($250 million each) in Farfetch China, taking a combined 25% stake in a new joint venture that will include Farfetch’s marketplace operations in the China region. In addition, Alibaba and Richemont have an option to purchase a further combined 24% of Farfetch China after the third year of the joint venture’s formation. Alibaba and Richemont will also explore additional opportunities to work closely with Farfetch to provide services to luxury brands. The investments by Alibaba and Richemont in Farfetch China and the establishment of the joint venture are expected to be completed during the first half of calendar year 2021, subject to the satisfaction of closing conditions.

Separately, Artemis has also agreed to increase its existing investment in Farfetch with a $50 million purchase of Farfetch’s Class A ordinary shares.

Accelerating the Digitization of the Global Luxury Industry

Luxury New Retail (“LNR”) is a visionary initiative which will leverage Farfetch’s and Alibaba’s state-of-the-art omnichannel retail technologies to serve the needs of luxury businesses, including a full suite of enterprise solutions powered by Farfetch. These solutions will serve both mono-brand and multi-brand distribution strategies for luxury brands, including fully-connected e-commerce websites and apps, omnichannel retail technology, and access to the Farfetch and Tmall Luxury Pavilion marketplaces via a single integration.

Farfetch and Alibaba have also formed a steering group to further enhance the LNR initiative, which is aimed at leading the digitization of the global luxury retail industry. Richemont Chairman, Johann Rupert, and Artemis Chairman, François-Henri Pinault, will join Farfetch and Alibaba on the LNR steering group as founding members, bringing their combined decades of industry leadership and expertise.

José Neves, Farfetch Founder, Chairman and CEO said: “This announcement is a major step in our mission to connect the curators, creators and consumers of the luxury fashion industry. The $1.15 billion investment in Farfetch from Alibaba Group, Richemont, and Artemis is a strong validation of our position as the global platform for luxury.

The new initiatives with Alibaba Group and Richemont extend Farfetch’s strategy to power the digital transformation occurring across the luxury industry, which has been accelerated by the unprecedented challenges resulting from the COVID-19 pandemic. The Luxury New Retail initiative will explore ways we can help the wider industry move forward and thrive in the post-COVID world.”

Daniel Zhang, Chairman and CEO of Alibaba Group, said: “This highly complementary partnership brings together some of the world’s leading luxury retail and technology platforms, representing another milestone in Alibaba’s strategy to meet the rapidly growing demand for luxury products in China. The Chinese luxury market – which is expected to account for half of global luxury sales by 2025 – consists of hundreds of millions of young, digitally-native consumers. By partnering with Farfetch and expanding our existing relationship with Richemont, we will accelerate the digitization of the global luxury retail industry and transform the luxury shopping experience for consumers.”

Johann Rupert, Chairman of Richemont, said: “Building on our successful joint venture with Alibaba, these developments represent a further meaningful acceleration of our journey towards Luxury New Retail. This initiative brings together a powerful combination of highly complementary strengths – notably with our Maisons’ luxury retail expertise and YOOX NET-A-PORTER’s deep brand partnerships, expert curation and exceptional customer care – that will help us deliver a seamless omnichannel experience to our discerning clientele.

Partnerships make you stronger. I am delighted to partner with Daniel, José, and François-Henri to bring our shared vision to fruition, setting new standards for the future of luxury.“

François-Henri Pinault, Chairman, Artemis, said: “The growth potential of luxury e-commerce has never been so promising, and the importance of China for the luxury industry is only becoming more obvious every day. Thanks to the vision of José Neves, Farfetch played an important role in improving the omnichannel experience for luxury customers in recent years. The investment by Artemis demonstrates our belief in the future of Farfetch and I am personally looking forward to exploring the future of luxury retail with this group of visionaries and experts.”

Goldman Sachs International acted as Lead Financial Adviser and Allen & Company LLC acted as Financial Adviser to Farfetch.

FARFETCH ISSUANCE OF $600 MILLION 0% CONVERTIBLE SENIOR NOTES DUE 2030

In conjunction with the above strategic developments, Alibaba Group and Richemont have each agreed to purchase $300 million of the 0% convertible senior notes due 2030 (the “Notes”) issued by Farfetch Limited (the “Company”) for total gross proceeds of $600 million. The additional capital will support Farfetch’s long-term strategy of delivering a global technology platform for the luxury fashion industry and facilitate the Company’s continued focus on executing its growth plans and driving towards operational profitability.  The sale of the Notes to Alibaba Group and Richemont is expected to settle on or about November 17, 2020, subject to customary closing conditions.

In conjunction with its investment, Alibaba Group will nominate one director to the Farfetch Board.

The Notes will mature on November 15, 2030 unless earlier converted, redeemed or repurchased in accordance with their terms. The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. At any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert the Notes at its option at an initial conversion price of approximately $32.29, which reflects a 22% premium to the volume-weighted average price over the trailing thirty (30) trading day period ending on October 30, 2020. Upon conversion, the Notes will be settled in Class A ordinary shares of the Company (with the Company’s right, in certain circumstances, to settle the Notes in its Class A ordinary shares, cash or a combination thereof, at the Company’s election). If certain events occur that constitute a “fundamental change” (as defined in the indenture governing the terms of the Notes), holders of the Notes will have the right to require the Company to repurchase all or some of their Notes for cash at a repurchase price equal to 100% of their principal amount, plus all accrued and unpaid special interest, if any, to, and including, the maturity date.  The Company will, under certain circumstances, increase the conversion rate for holders who convert Notes in connection with a fundamental change.

Alibaba Group and Richemont may require the Company to repurchase all or part of their respective Notes on June 30, 2026 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, such repurchase date.

The Company will not be able to redeem the Notes prior to November 15, 2023, except in the event of certain tax law changes. On or after November 15, 2023, the Company may redeem, for cash, all or part of the relevant Notes if the last reported sale price of its Class A ordinary shares has been at least 130% (or 200%, if a substantial portion of the relevant Notes are held at the time by Alibaba Group or Richemont) of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption, at a redemption price equal to 100%  of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

When issued, the Notes will be the Company’s senior unsecured obligations and will rank senior in right of payment to any of the Company's unsecured indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of the Company's unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; contractually subordinated to the Company’s 5.00% Convertible Senior Notes due 2025; and structurally junior to any indebtedness and other liabilities (including trade payables) of the Company's subsidiaries.

ARTEMIS INVESTMENT DISCLOSURE

In conjunction with the above strategic developments, Artemis has agreed to purchase 1,889,338 Class A ordinary shares issued by Farfetch for total gross proceeds of approximately $50 million.  The issuance of shares to Artemis is expected to settle on or about November 17, 2020 subject to customary closing conditions.

Conference Call Information

Farfetch will host a conference call tomorrow, November 6, 2020 at 8:00 a.m., Eastern Time to discuss the foregoing transactions and ventures. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com where listeners can also access the accompanying slide presentation. Following the call, a replay of the webcast will be available at the same website for at least 30 days.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, any further transactions and any related benefits, including the Farfetch China joint venture and Luxury New Retail, future opportunities and anticipated business levels, future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies, competition and other expectations, and/or whether Farfetch will complete the issuance of the Notes and/or the Class A ordinary shares, and assumptions underlying such statements, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2019, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and the Investors page of our website at www.farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Farfetch Investor Relations:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Farfetch Media:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

Alibaba Group Contacts:

Julia Hutton-Potts

j.hutton-potts@alibaba-inc.com

+44-7307807007

Holly Zhao

holly.zhao@alibaba-inc.com

+1-5054693316

Ivy Ke

ivy.ke@alibaba-inc.com

+852-55909949

Richemont contacts:

Sophie Cagnard, Group Corporate Communications Director

James Fraser, Investor Relations Executive

Investor/analyst enquiries: +41 22 721 30 03; investor.relations@cfrinfo.net

Media enquiries: +41 22 721 35 07; pressoffice@cfrinfo.net; richemont@teneo.com

ABOUT FARFETCH

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,300 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities; Browns and Stadium Goods, which offer luxury products to consumers; and New Guards, a platform for the development of global fashion brands. Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry. For more information, please visit www.farfetchinvestors.com.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba and that it will be a good company that lasts for 102 years.

ABOUT RICHEMONT

Richemont owns a portfolio of leading international Maisons recognised for their distinctive heritage, craftsmanship and creativity. The Group operates in four business areas: Jewellery Maisons, namely Buccellati, Cartier and Van Cleef & Arpels; Specialist Watchmakers, namely A. Lange & Söhne, Baume & Mercier, IWC Schaffhausen, Jaeger-LeCoultre, Panerai, Piaget, Roger Dubuis and Vacheron Constantin; Online Distributors, namely YOOX NET-A-PORTER GROUP (NET-A-PORTER, MR PORTER, YOOX, THE OUTNET) and Watchfinder & Co.; and Other, primarily Fashion & Accessories Maisons, including Alaïa, Chloé, dunhill, Montblanc and Peter Millar.

ABOUT ARTEMIS

Artemis was founded in 1992 by French entrepreneur François Pinault. Artemis is the controlling shareholder of global Luxury group Kering (Gucci, Saint Laurent, Bottega Veneta, Balenciaga, Alexander McQueen, Brioni, Boucheron, Pomellato, Dodo, Qeelin, Ulysse Nardin, Girard-Perregaux, and Kering Eyewear). Artemis also owns a range of prestigious companies such as Christie’s auction house, Chateau Latour vineyards and Ponant expedition cruises. As a professional shareholder, Artemis is focused on long-term growth and value creation.